BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali             Mailing Address
Vice President              BT Services Tennessee, Inc.
Telephone : (615)835-2901   648 Grassmere Park Road
                            Nashville, Tennessee 37211


                            February 14, 1997


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filling Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

    BIG FLOWER PRESS



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,

                            Linda L. Assali



Enclosures

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No.      1    ) *
                           --------


                 BIG FLOWER PRESS
                 NAME OF ISSUER :

                   Common Stock:  Par Value ($ 0.01)

           TITLE OF CLASS OF SECURITIES

                    089160105
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [ ].  (A fee is not required only if the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              Continued on following page(s)

CUSIP No. 089160105

1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation and its indirect wholly-owned subsidiary, BT Investment Partners, Inc.
     13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)    [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust New York Corporation and BT
     Investment Partners, Inc. are New York Corporations.

NUMBER OF     5. SOLE VOTING POWER
              BT Investment Partners    1,738,692 shares
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
              BT Investment Partners            0 shares
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
              BT Investment Partners    1,738,692 shares
REPORTING
PERSON     8. SHARED DISPOSITIVE POWER
              BT Investment Partners            0 shares
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
              BT Investment Partners    1,738,692                    shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
  CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              BT Investment Partners        9.7%

12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation - HC
            BT Investment Partners, Inc. - IV

CUSIP No. 089160105


Item 1 (a)     NAME OF ISSUER:

	        BIG FLOWER PRESS

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
	        OFFICES:
	        3 East 54th Street
        	New York, NY 10022


Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its indirect wholly-owned subsidiary, BT Investment Partners, Inc.


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York 10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, and its indirect wholly - owned subsidiary, BT Investment Partners, Inc., are incorporated in the State of New York with its principal business office located in New
          York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  No Par Value

Item 2 (e)     CUSIP NUMBER:

               089160105












CUSIP No. 089160105                   Page 4 of 6


Item 3    THE PERSON FILING IS A:

          Not applicable.

Item 4     OWNERSHIP:

  As of December 31, 1996

  (a)   Amount Beneficially Owned:

        BT Investment Partners        1,738,692 shares

  (b)   Percent of Class:

        BT Investment Partners            9.7%

  (c) Number of shares as to which the Bank has:

  (i) Sole power to vote or to direct the vote -

        BT Investment Partners       1,738,692 shares

 (ii) Shared power to vote or to direct the vote -


         BT Investment Partners              0 shares

 (iii) Sole power to dispose or to direct the disposition of
-

         BT Investment Partners      1,738,692 shares

 (iv) Shared power to dispose or to direct the disposition of -

         BT Investment Partners              0 shares


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.




CUSIP No. 089160105                  Page 5 of 6


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION AND
          CLASSIFICATION OF NUMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





















                                      Page 6 of 6
CUSIP No. 089160105


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1996

Signature:      Bankers Trust New York Corporation

By :                /s/James T. Byrne, Jr.

Name :              James T. Byrne, Jr.

Title:              Secretary

Signature:  	BT Investment Partners, Inc.

By:                 /s/Brian Talbot.

Name:               Brian Talbot.

Title:              Secretary










                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Investment Partners, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    BT Holdings (New York)  Company

                              |
                            100%
                              |

                BT Investment Partners, Inc.